Filed by South Alabama Bancorporation, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:       South Alabama Bancorporation, Inc.
Commission File No.:   000-15423

The following is a Joint Press Release disseminated by South Alabama Bancorporation, Inc. and The Peoples BancTrust Company, Inc. on January 17, 2001.


                      FOR IMMEDIATE RELEASE



   SOUTH ALABAMA BANCORPORATION, INC. AND THE PEOPLES BANCTRUST
        COMPANY, INC. ANNOUNCE DEFINITIVE MERGER AGREEMENT

Selma, AL and Mobile, AL, January 17, 2001. W. Bibb Lamar, Jr., President and Chief Executive Officer of South Alabama Bancorporation, Inc. (NASDAQ: SABC), and Richard P. Morthland, Chairman and Chief Executive Officer of The Peoples BancTrust Company, Inc. (NASDAQ: PBTC), announced today approval by their respective boards of directors of an Agreement and Plan of Merger.

     The merger agreement provides for Peoples and South Alabama to combine in a merger of equals in which each share of Peoples common stock will be exchanged for 1.35 shares of South Alabama common stock. Following the merger, South Alabama shareholders will own approximately 55% and Peoples shareholders will own approximately 45% of the combined company. South Alabama, as the surviving corporation, will, at the time of the merger, change its name to The Peoples BancTrust Company, Inc.

     The parties expect the merger to be treated as a pooling of interests for accounting purposes. Mr. Morthland will be Chairman and co-Chief Executive Officer and Mr. Lamar will be President and co-Chief Executive Officer of the surviving corporation. Two years following the merger Mr. Morthland will continue on a full time basis as Chairman, and Mr. Lamar will assume sole responsibilities as Chief Executive Officer. The Board of Directors of the merged company will be comprised of an equal number of representatives from each of South Alabama and Peoples.


     Elam P. Holley, Jr., currently President of Peoples, will be Vice-Chairman of the Board of Directors and Chief Operating Officer of the combined company, and J. Stephen Nelson, currently Chairman of South Alabama, will be Vice Chairman of the Board of Directors and Chairman of the Executive Committee of the combined company.

     The combined company will have assets of approximately $1.2 billion and is expected to be the seventh largest publicly traded bank holding company headquartered in Alabama. The merged company will have banking locations in the following Alabama counties: Autauga, Baldwin, Bibb, Butler, Clarke, Dallas, Elmore, Escambia, Lee, Marengo, Mobile, Monroe, Shelby, Tallapoosa, and Tuscaloosa. In addition, the merged company will have trust, brokerage, insurance and finance company subsidiaries.

     Consummation of this transaction remains subject to approval of the shareholders of both companies, approval by various regulatory agencies and various other conditions which must be satisfied.

     The Peoples BancTrust Company, which has total assets of approximately $650 million and is headquartered in Selma, Alabama, is the parent company of The Peoples Bank and Trust Company. South Alabama Bancorporation, which has total assets of approximately $563 million and is headquartered in Mobile, Alabama, is the parent company of South Alabama Bank in Mobile and Baldwin Counties, First National Bank, Brewton, The Monroe County Bank, The Commercial Bank of Demopolis, Sweet Water State Bank and South Alabama Trust Company, Inc.

     This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the transaction between South Alabama and Peoples, future financial and operating results of the combined company and benefits of the transaction referred to herein. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals and satisfy other conditions to the merger; the inability to successfully integrate the South Alabama and Peoples businesses; costs related to the transaction; regulatory changes; the general economic environment; changes in interest rates; changes in the securities markets generally; unfavorable customer reaction to the proposed transaction; and competition in the market place. More detailed information about these factors is set forth in the reports filed by both South Alabama and Peoples with the Securities and Exchange Commission. Neither South Alabama nor Peoples is under any obligation (and they expressly disclaim any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     In connection with the proposed transaction, South Alabama will file a registration statement on Form S-4, including a joint proxy statement and prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the joint proxy statement and prospectus when they become available, because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the joint proxy statement and prospectus (when available) and other documents filed by South Alabama and by Peoples with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by South Alabama and Peoples with the Securities and Exchange Commission may also be obtained from:

     F. Michael Johnson                   Scott Patterson
     Chief Financial Officer              Secretary
     South Alabama Bancorporation, Inc.   The Peoples BancTrust Company, Inc.
     (334) 431-7813                       (334) 418-8268


     South Alabama and Peoples, and their respective directors and officers, may be deemed to be participants in the solicitation of proxies from the shareholders of South Alabama and Peoples in connection with the proposed merger. Information about the directors and officers of South Alabama and their ownership of South Alabama Stock is set forth in the proxy statement for South Alabama's 2000 Annual Meeting of Shareholders. Information about the directors and officers of Peoples and their ownership of Peoples Stock is set forth in the proxy statement for Peoples' 2000 Annual Meeting of Shareholders. Investors and shareholders may obtain additional information about the interests of such participants by reading the joint proxy statement and prospectus when it becomes available.